Filed by ActionPoint, Inc.

Filed pursuant to Rules 165 and 425 promulgated under the

Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 promulgated under the Securities Exchange Act of 1934, as amended.

Subject Company: Captiva Software Corporation

Commission File No.: 0-22292

The following is a series of questions and answers prepared by ActionPoint for delivery, in whole or in part, either orally or in writing, to ActionPoint's customers, investors, employees and product resellers and integrators.

Forward Looking Statements

The following list of Frequently Asked Questions Regarding the Merger of ActionPoint and Captiva contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, particularly statements regarding the expectations, beliefs, plans, intentions and strategies of ActionPoint. Forward-looking statements relating to expectations about future events or results are based upon information available to ActionPoint as of today's date. ActionPoint assumes no obligation to update any of these statements. The forward-looking statements are not guarantees of the future performance of ActionPoint or the combined company and actual results may vary materially from the results and expectations discussed. For instance, while ActionPoint and Captiva have entered into a definitive merger agreement, there is no assurance that the parties will complete the transaction. In the event that the companies do not receive necessary shareholder approvals or fail to satisfy any other conditions for closing, the transaction will terminate. Additional risks and uncertainties related to the merger include, but are not limited to, conditions in the financial markets relevant to the proposed merger; the successful integration of the two businesses; timely development, production and acceptance of the products and services contemplated by the proposed merger; and each company's ability to compete in the highly competitive and rapidly changing markets. The revenues and earnings of ActionPoint and the combined company and their ability to achieve their planned business objectives will be subject to a number of factors that make estimation of future operating results uncertain. These factors include increased competition due to expanded product offerings; risks associated with new product strategies and the evolving and varying demand for software products; the ability of ActionPoint and the combined company to expand their operations; risks relating to litigation, including litigation over intellectual property rights; general technological and economic factors; and the other risks detailed from time to time in each of ActionPoint's periodic reports and other documents filed with the Securities and Exchange Commission, including, but not limited to, Actionpoint's report on Form 10-K for the fiscal year ended December 31, 2001, quarterly reports on Form 10-Q and current reports on Form 8-K.

Frequently Asked Questions Regarding the

Merger of ActionPoint and Captiva

Monday, 4 March 2001

What is the 30 Second Story?

ActionPoint and Captiva have agreed to merge to create the largest information capture solution provider. The two companies had combined revenue of approximately $45M in 2001. Together the companies have over 300 employees worldwide.

Whether it arrives electronically, on paper or via fax, organizations get two different kinds of information from their customers, suppliers, and partners. They receive unstructured documents, such as correspondence and reports and they receive structured forms like applications and claims. Both kinds of information are vital to running a business, but each kind requires different technologies and approaches to capture and process.

Until now, organizations needed to go to two - or more - vendors to address their end-to-end information capture requirements. Combining ActionPoint, the leader in the document capture space, with Captiva, the forms processing leader, means organizations can now turn to a single software provider to meet their entire range of information capture needs.

General Questions

The Merger

Why are the two companies merging? The combination creates a company that is the largest information capture software provider and the only provider of a complete information capture solution. We believe that a more complete solution will drive our market growth by better satisfying user requirements. The new company is also expected to enjoy greater operational efficiencies and be better equipped to serve its customers.

What will the combined company be called? The new company will be called Captiva Software Corporation. We chose Captiva because we believe it more accurately reflects the direction of the new company: complete information capture.

Who will run the combined company? Reynolds C. Bish, currently president and CEO of Captiva, will be president and CEO of the new company. Steve Francis, currently president and CEO of ActionPoint, will be COO of the new company with a focus on integrating and managing the two companies' services and software development operations. Bish and Francis will continue as CEOs of their respective companies until the merger is completed.

Other than Bish and Francis, who else will be on the management team? At this point the management teams seem complimentary with limited, if any, overlap. Any changes that might occur won't happen until some time after the closing.

Who will make up the board? Kim Hawley, ActionPoint's current chairman, will continue as the non-executive chairman of the Board of Directors of the combined company. The remaining Board will be comprised of three other directors from ActionPoint's current board, (Steve Francis, Bruce Silver, and Pat Edsell) and three directors from Captiva's current board (Reynolds Bish, Jim Berglund, and Mel Lavitt). Bios for the ActionPoint and Captiva directors are available at www.actionpoint.com and www.captivasoftware.com, respectively.

Where will the combined company be located? Captiva currently maintains three corporate offices, located in San Diego, California, Park City, Utah, and Waltham, Massachusetts and is headquartered out of its San Diego facility. The majority of ActionPoint employees are located at ActionPoint's San Jose, California headquarters. Both companies have regional sales offices in a variety of cities throughout the world. There are no plans to consolidate corporate offices but consolidation of Captiva's and ActionPoint's respective field offices seems likely. No decisions regarding consolidation have been finalized.

Where will the combined company be headquartered? The company will be headquartered in both San Diego and San Jose, California.

When will the integration of the two companies occur? The merger will not be final until the necessary shareholder approvals related to the transaction have been obtained. The transaction is anticipated to close late in the second quarter of 2002, and no integration can begin until after the closing. Prior to the closing of the merger, the ActionPoint and Captiva leadership teams will work closely together to plan the smooth integration of the two organizations.

Strategic Direction

What will the product direction be? Today, through long cooperation between ActionPoint and Captiva, Captiva's FormWare software already interoperates with the InputAccel system. Additional product integration is expected to meld the two products further, offering additional capabilities to InputAccel users and making InputAccel an even more viable platform for FormWare users. Customer and market requirements are expected to continue to be the primary drivers of product direction for the combined company.

What products will be discontinued or unsupported? There are no current plans to discontinue availability or support of any products as the result of the merger.

Who is the competition and why will the combined company be better? We believe that no other company offers the breadth or depth of product offerings that will be available from the combined company. Nonetheless, there will continue to be competitors in certain of ActionPoint and Captiva's respective markets, as there are today.

What happens to Pixel Translations? Pixel Translations will remain as a division of the combined company. Steve Francis, COO of the combined company, will continue his role as the General Manager of the Pixel Translations division.

Investors' Questions

What is the makeup of the resulting entity and will it be a public company? The new company will be a public company and all of ActionPoint's Common Stock, including the shares issued to the shareholders of Captiva, will be traded on Nasdaq. As a result of the change of ActionPoint's name to Captiva Software Corporation, the name of the company on shares of ActionPoint's outstanding shares of Common Stock will be changed to Captiva Software Corporation.

How is the transaction structured? ActionPoint has formed a wholly-owned subsidiary into which Captiva will be merged. In the merger all of Captiva's shareholders will receive shares of ActionPoint Common Stock in exchange for their shares of Captiva capital stock. When Captiva is merged with and into ActionPoint's subsidiary, it will then be legally owned by ActionPoint and ActionPoint will change its name to Captiva Software Corporation.

What are the terms of the deal, how many shares will be issued / options assumed? Captiva shareholders will receive over four million shares of ActionPoint stock and own as much as 49% of the combined company. All outstanding Captiva employee stock options will be assumed and converted into ActionPoint stock options.

Is there a lock up on the shares being issued? Yes, both ActionPoint and Captiva officers, board members, and certain other Captiva shareholders will be unable to sell their newly issued shares for three to six months after the closing.

Will there be any cannibalization of sales pipelines as a result of the merger? Somewhat surprisingly, a comparison of the companies' sales forecasts identified very few accounts that were on both forecasts. Even though the requirements of the capture and forms markets have been merging, customers have typically seen capture and forms as two separate purchases, so little cannibalization should occur.

Customer Questions

What's in it for me, as a customer? In recent years, both ActionPoint and Captiva have spent a portion of their resources to develop capabilities in areas that the other company is already an acknowledged expert. Therefore, the combination of the two companies is expected to create a team with world-class capabilities in all areas related to information capture software and the capacity to provide rapid product enhancement in many of those areas simultaneously.

The consolidation of corporate infrastructure, including best development practices, will allow the merged company to leverage its combined expertise and increased depth in product features as well as customer support, services, and training areas. The combined company will have a broad focus on information capture in a form that should allow us to provide a wide range of solutions from a larger organization.

Should I buy InputAccel or FormWare? The products haven't changed: the right product for your needs depends on your business requirements. We see the products as meeting two different needs with some overlapping functionality. Some customers may buy one product but our vision is that most will benefit from buying both.

Are you planning to blend the two products and create a single product? Not in the immediate future; our plan is to leverage core technology and deliver as many product configurations as best serves the business requirements of our customers and potential customers. In addition, our goal is to make it easier for our customers to migrate between products when they decide to do so.

What will you do with customers who want to move to the other product? Our goal is to provide them with an easy migration path, and take into account their existing financial and personnel investments in our products.

Will I be able to buy FormWare under my InputAccel agreement? Vice versa? Product license agreements contain specific terms, including pricing, support, upgrades, and other terms, that are appropriate for a particular product's strategy and infrastructure. At this time there is no broad plan for providing different products under existing agreements, although going forward we will offer a single agreement, which will be used to procure all products of the combined company.

Who will be my account manager? Can I keep my current one? The sales organizations will run in parallel for at least several months. Any transition in account management is expected to be smooth and painless and you will be notified as promptly as possible prior to any changes taking effect.

We currently have both Captiva and ActionPoint products. Who should we be contacting? For now, you should continue to utilize your existing contacts for each product. As we begin to integrate the organizations, we will provide additional information about streamlining your relationship with the combined company.

What will happen to prices? No changes are planned at this time following the merger.

Captiva and ActionPoint currently charge different rates for services. How much can I expect to pay in the future? Captiva and ActionPoint have historically offered different kinds of services, with different skills and capabilities. As we integrate the two organizations, we expect to offer a variety of service options at appropriate rates for the services provided.

Why weren't we notified of plans for this merger months ago? As discussions about a possible combination progressed, both companies were legally bound not to discuss the possibility of a merger. The final terms of the merger were not agreed upon, and all of the necessary Board of Director's approvals were not obtained, until March 4, 2002. We publicly announced the combination promptly thereafter.

I think this will distract you, waste time, and hurt product quality - why won't this be the case? All mergers, and in fact all change, result in some distraction during the transition period, but we would not have entered into this agreement if we didn't feel that the result will be a stronger company better able to serve the needs of the information capture market.

What happens to the Mitek-based Forms Processing capabilities currently sold by ActionPoint as InputAccel Modules? We expect to continue to provide, support, and enhance the current InputAccel modules based on Mitek technology.

What is the status of the ActionPoint / Mitek relationship? Both ActionPoint and Captiva have business relationships with Mitek.

Will I be able to convert my Mitek Forms Processing licenses over to Captiva? ActionPoint has standard policies on the conversion of one licensed module to another. The merger with Captiva may provide additional options to existing InputAccel forms customers.

Partner (Reseller, Developer, and Integrator) Questions

What happens to resellers and integrators as a result of the merger? Both Captiva and ActionPoint have enjoyed very successful relationships with resellers and systems integrators and the merger should only strengthen those relationships.

What's in it for me, as a partner? As a partner of the combined company you benefit from a more comprehensive set of products that are even more competitive in the market.

Will there continue to be an InputAccel Certified partners program? Yes, we believe there is still much opportunity for technology to be developed and run inside the InputAccel architecture. Our vision for InputAccel is to have it continue as the platform for capture technology. Independent Software Vendors who integrate their technology into InputAccel will see an even larger market become available to them as InputAccel usage grows as we believe it will.

Employee Questions

What are the plans for the employees of the two companies? How will efficiencies and cost reductions be achieved following the merger? Our goal in combining the organizations is to have the critical mass to grow faster. Now that we've signed the merger agreement we'll begin to work on some of these issues more closely so that by the time the merger closes, or shortly after, we should be able to announce how we will proceed and who might be affected.

What's in it for me, as an employee? Management of ActionPoint and Captiva believe this merger will improve our ability to serve customers, remain competitive, and generate profits - to be successful. Successful companies are more fun to work for and offer greater opportunities for their employees.

What will be the corporate reporting structure be? There will be no changes in any reporting structure until after the closing. Even after the close, almost everyone will continue to report to the same manager.

When will there be sales tools and collateral, business cards, stationary, etc. for the combined company? Many items will be available at the time of the closing of the merger; however, since we cannot fully integrate the two companies until after the closing, other items may not be available until shortly thereafter.

Are we going to be marketing multiple forms products moving forward? One of the lessons we've learned is that "forms" is not a single requirement with a single answer. The FormWare modules are the perfect choice for a variety of customer requirements, but InputAccel will remain an open platform supporting a variety of choices.

What happens to my stock options? Options and their vesting continue unchanged. For employees who surrendered options to ActionPoint as part of the August 2001 option exchange program, the Compensation Committee of ActionPoint's Board of Directors approved the grant of replacement options on March 2, 2002 with an exercise price equal to the closing market price on Friday March 1, 2002.

Will there be any changes to our benefits? No changes are expected at this time. However, we do plan to look to consolidate the programs of the respective companies, especially programs where the increased purchasing power of the larger employee base can increase benefits or reduce costs.

Sales Employees

Is ActionPoint still having its worldwide sales meeting in April? Yes.

Does my compensation plan and territory stay the same? Yes. There will be no changes to compensation-plans and territories through the end of at least Q2.

When can I start working with my counterpart at ActionPoint or Captiva? For legal reasons we will not be changing our relationship until the merger closes. However, in the interim we encourage you to initiate contact and engage in cooperative sales and marketing efforts whenever it make sense for the customer or prospect.

Where You Can Find Additional Information

Investors and security holders of both ActionPoint and Captiva Software Corporation ("Captiva") are urged to read the various filings that have been filed and will be filed with the SEC, including the joint proxy statement/registration statement that is required to be filed with respect to the transaction described above, as the filings will contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/registration statement (when it is available) and other documents filed by ActionPoint and Captiva with the SEC at the SEC's Web site at http://www.sec.gov. The joint proxy statement/registration statement and these other documents may also be obtained free of charge from ActionPoint and Captiva.

In addition to the joint proxy statement/registration statement, ActionPoint files annual, quarterly and other reports, proxy statements and other information with the SEC. You may read and copy any reports statements or other information filed by ActionPoint at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. ActionPoint's filings with the SEC are also available to the public from commercial document-retrieval services and at the Web Site maintained by the SEC at http://www.sec.gov.

Participants in Solicitation

ActionPoint, its directors, executive officers and certain other members of ActionPoint's management and employees may be deemed to be participants in the solicitation of proxies from ActionPoint stockholders with respect to the transactions contemplated by the merger agreement. Information regarding the participants is included in ActionPoint's Form 10-K filed with the SEC on April 2, 2001. This document is available free of charge at the SEC's Web site at http://www.sec.gov and from ActionPoint.

Captiva, its directors, executive officers and certain other members of Captiva's management and employees may be deemed to be participants in the solicitation of proxies from Captiva stockholders with respect to the transactions contemplated by the merger agreement. Information regarding the participants may be obtained by calling Rick Russo, the Chief Financial Officer of Captiva, at (858) 320-1001.